

INVEST IN **BETTERHALF (YC W21)**

Betterhalf is India's first and only matrimony app without parents

LEAD INVESTOR

Gabriel Jarrosson

Very excited to back Betterhalf and their amazing vision. Rahul and Pawan are true entrepreneurs that measure everything to improve, increase and adapt. This is a startup with huge potential that I'm excited to help grow.

Invested $1,000 this round & $600,000 previously

betterhalf.ai Delaware City DE SaaS

Highlights

1. 🔥 300% user growth in 9 months; 1M MAU

2. 📈 Revenue grew 215% in 6 months; $2.5M Annualized Revenue
3. 💓 100M messages, 5M matches, 10,000 marriages
4. Non-matchmaking segments constitute 1/3rd of gross revenues
5. We are operating profitably in 20 tier 1 cities of India
6. We'll believe we'll hit $100M Gross Annualized Revenue in 48 months

Our Team



Pawan Gupta Cofounder & CEO

Alumni, MIT Sloan. Cofounded an Ed Tech company before and led to profitability. Built and grew different consumer products for 4 years.

> We realized that traditional matrimonial sites in India are irrelevant because they were designed for parents instead of urban Indians and match people on outdated matching parameters like religion and caste/community.



Rahul Namdev Cofounder & CTO

Alumni, MIT CSAIL. Recipient of Touch of Genius Prize for Innovation April 2015. Full stack machine learning engineer and shipped many applications.

India's New Age Matrimony App

India's New Age Matrimony App



betterhalf | 1
betterhalf
India's first and only marriage super app without parents
1M MAU (600k on mobile and 500k on website)
$200,000 of monthly revenue and growing at 17% every month
5M matches and 10,000+ marriages
Founders from MIT CSAIL and Sloan School of Management
$130B matrimony market opportunity - India's fourth largest industry by The Economist
Raising $6M (90% of the round subscribed)
Backed by Y Combinator
© Infinite Forest, Inc. 2022
Hello, Peter!
Let's arrange your love marriage.
DAILY HOROSCOPE PREDICTION
Nakshatra
Zodiac
Numerology
CONTINUE WHERE YOU LEFT
Human matchmaker
Make your partner search stress-free?
Let our expert help you. Hire a human matchmaker!
Book Now
EXPLORE OTHER CATEGORIES
AI matchmaking
Background Verification
CONFIDENTIAL



betterhalf | 2
Super app unicorns in India
Food & Grocery Delivery
SWIGGY
Valuation
$10.7B
Health & fitness
cure.fit
Valuation
$1.5B
Consumer finance
CRED
Valuation
$6.4B
Consumer real estate
NOBROKER
Valuation
$1.01B
Matrimony & wedding
betterhalf
Market size
$130B



betterhalf | 3
Our product is live across all three phases of marriage
We have perfected the integration of matchmaking, courtship and wedding services in one super app
Better than your Regular TV
Zodiac
Aries
Wedding loan with lowest interest rate







Matchmaking
Online matchmaking, Human matchmaker, Betterhalf TV

Courtship
Background Verification, Gifting, Astrology & Horoscope Matching

Wedding
Wedding Photography, Wedding Planning, Wedding loan

We have no direct competitor

We're building India's first & only marriage super app leading a category

	MARRIAGE MATCHMAKING	WEDDING SERVICES	SUPER APP
PRODUCT		WedMeGood (NEW AGE)	betterhalf (NEW AGE)
SALES & SERVICE	Jeevansathi (LEGACY) shaadi.com (LEGACY) bharat matrimony.com (LEGACY)	The Wedding Brigade (LEGACY) weddingbazaar (NEW AGE) WEDDINGWIRE (LEGACY)	

LEGACY

NEW AGE

Our core matchmaking product is a market winner

We've built India's first and only matrimony app without parents



→


You've connected with Amit
You've connected with Piyush
Messages
You've connected with Raj
You've connected with Rahul
You've connected with Manish

Connect with matching profiles in one-click

- We've invented world's fastest matching technology in one-click
- US Patent No. 16/777,773

Get guaranteed connection in 72 hours

- Our matching algo processes 45M curated recommendation on a monthly basis
- 90% of females & 50% of males get matched in first 72 hours

- High income group and dense inventory of urban bachelors drive daily retention

- Our mobile first approach is superior to legacy search based models that are designed for desktop viewing

Overall users have become ~3x in 9 months

WEBSITE MONTHLY TRAFFIC - GREW FROM 30K TO 535K


600K
400K
200K
0
30,602
Monthly traffic
535,539
Monthly traffic
Feb 2022
Mar 2022
Apr 2022
May 2022
Jun 2022
Jul 2022
Aug 2022
Sep 2022
Oct 2022

MOBILE APP ACTIVE USERS - GREW FROM 400K TO 600K


700K
600K
500K
400K
300K
200K
100K
0
603,402
Monthly active users
228,041
Weekly active users
62,023
Daily active users
Feb 2022
Mar 2022
Apr 2022
May 2022
Jun 2022
Jul 2022
Aug 2022
Sep 2022
Oct 2022

Source : Betterhalf data room

Revenues have more than doubled in 6 months

$2.5M Annualized Revenue | 17% MoM growth


$220,000
$200,000
$180,000
$160,000
$140,000
$120,000
$100,000
$80,000
0
$102,348
per month
$210,916
per month
Apr 2022
May 2022
Jun 2022
Jul 2022
Aug 2022
Sep 2022
Oct 2022

Source : Betterhalf data room

Our renewal rate of 67% is best-in-class

Bharatmatrimony.com, India's largest matrimony player, took two decades to achieve this renewal rate


70
60
50
47%
Feb 2022
67%
Oct 2022


40
30
20
10
0
Feb 2022
Mar 2022
Apr 2022
May 2022
Jun 2022
Jul 2022
Aug 2022
Sep 2022
Oct 2022
Source : Betterhalf data room

Non-matchmaking segments now constitute 1/3rd of gross revenues

Wedding services and loan were launched sequentially


ABSOLUTE REVENUE ($)
REVENUE CONTRIBUTION (%)
$70K
$60K
$50K
$40K
$30K
$20K
$10K
0
70%
60%
50%
40%
30%
20%
10%
$14,646
$19,135
$27,243
$42,127
$53,057
$41,753
$62,519
$62,083
15%
17%
21%
28%
31%
23%
32%
29%
Mar 2022
Apr 2022
May 2022
Jun 2022
Jul 2022
Aug 2022
Sep 2022
Oct 2022
Source : Betterhalf data room

Time to Payback

Our Time to Payback is the industry's highest for any e-commerce consumer app in India


2.00
1.50
1.00
0.50
0
1 month
Time to Payback
Mar 2022
Apr 2022
May 2022
Jun 2022
Jul 2022
Aug 2022
Sep 2022
Oct 2022

betterhalf
1 month

SWIGGY
4 months

Uber
6 months

PhonePe
12 months

Source : Betterhalf data room

Ticket size of core categories

Only consumer business in India that can execute high Lifetime Value (LTV) at large scale


$100,000
Wedding bundled services - All event execution
Series A
$50,000
Wedding event booking
$25,000
Wedding decoration
$15,000
Wedding catering
$10,000
Wedding loan
$2,000
Photography
$250
Human matchmaker
$150
Astrology & courtship
$50
Matchmaking
$100,000
$50,000
$40,000
$30,000
$20,000
$10,000
$1,000
$500
$100
0
Jan '22
Apr '22
July '22
Oct '22
Jan '23
Apr '23
July '23
Oct '23
Dec '23
ACHIEVED
GROWTH PHASE
FUTURE VERTICALS

Source : Betterhalf data room

Our business has high gross margin

We make money through all 3 business models of e-commerce business
We sell one plan every 10 minute. By the time you're reading this, we already sold a paid plan

Digital matchmaking

90%
Gross Margin

Average Order Value
$

- Paid Matchmaking Subscription
- Paid Connect Requests
- Horoscope Matching
- Background Verification

Concierge services

60%
Gross Margin

Average Order Value
$$

- Personalised Matchmaker
- Talk to Astrologer
- Relationship Coaching & Therapy
- Bridal Makeup

Wedding marketplace

Launched
Q2, 2022

Average Order Value
$$$

- Wedding Photography
- Wedding Decorations
- Wedding Catering
- Music & Dance

Source : Betterhalf data room

We are operating profitably in twenty tier 1 cities

Bangalore, our larget city by revenue, is returning $3 for every $1 spent


$50,000
$40,000
$30,000
$40,000
Monthly Gross revenue
+ $26,667
Monthly operating profit

Profitable cities - operating profit

Gurgaon
+85.4%

Noida
+71.4%

Pune



+64.4%
Singapore
+72%
Dubai
+68.7%
Chennai
+8.06%
$20,000
$10,000
0
$13,333
Monthly operating cost
Jan 2022
Feb 2022
Mar 2022
Apr 2022
May 2022
Jun 2022
Jul 2022
Aug 2022
Sep 2022
Oct 2022
Source : Betterhalf data room



betterhalf | 14
CXO
Y-Combinator backed Betterhalf.ai announces ESOP buyback for its employees
FINANCIAL EXPRESS
Betterhalf.ai partners with TTC Labs by Meta
Betterhalf.ai is focusing on innovative product development around AI/ML practices to contribute directly to shaping and better informing the AI governance debate
Just A Friendly Reminder Your My Fav Insta Page ILYS
mint
Betterhalf.ai records monthly revenue of $75K from $7.5K in 9 months
Rohan Bhatore
That's the power behind team betterhalf.
Team is solving their own problem and has a deep empathy for
REPLY
kumaar_abhi after zomato, best marketing effort is by betterhalf
60%
Organic growth contribution
23%
Year 2020
41%
Year 2021
60%
Year 2022
Viral Instagram filter
1.5B
Impressions
810K
Shares
I am single because...
Tweet
@betterhalfai , I love their approach towards deal, whether in marriage or in market.
Tweet
Share the best dating startups you know for your single friends.
I met mine @betterhalfai so I think that's the best one haha
Business News This Week
Betterhalf.ai's exclusive AR filter 'My Future Partner' crosses 1Bn impressions on social media



betterhalf | 15
The overall matrimony market in India is more than $100B
$95B
$80B
$65B
$50B
$35B
$20B
$5B
$90B
$20B
$10B
$1B
Paid matchmaking subscription (Launched)
Paid connect request (Launched)
Kundli-match (Launched)
Personalised Matchmaker (Launched)
Flowers and gifts (Launched)
Talk to Astrologer (Launched)
Relationship coach (To be launched)
Wedding Photography (Launched)
Wedding Decorations (Launched)
Venue booking (To be launched)
Bridal makeup (To be launched)
Honeymoon package (Launched)
Tours and adventure (To be launched)
Celebration events (To be launched)
Matchmaking
Courtship
Wedding
Post-Wedding
Source : Betterhalf data room



betterhalf | 16


Our annual gross revenue potential is more than $1B
84M
25M
2.5M
$500
$1.25B
ANNUAL CUSTOMERS IN INDIA
Total Available Market (TAM)
11M Annual Weddings in India
22M Brides and Grooms get married every year
84M (22M x 4x) Prospective Bride and Grooms search for their life partner every year
Age group: 25-40 years
CUSTOMERS IN 30 URBAN CITIES OF INDIA
Serviceable Available Market (SAM)
CUSTOMERS OF BETTERHALF
10% of Serviceable Available Market
AVERAGE REVENUE PER USER (ARPU)
Matchmaking, courtship & wedding products
GROSS REVENUE
$100M projected by 2026


betterhalf | 17
We'll hit $100M Gross Annualized Revenue in 48 months
$1M
LTV: $30
35K customers
2021
$3.1M
3.1x growth
LTV: $62
50K customers
2022
$9.7M
3.1x growth
LTV: $105
92K customers
2023
$22M
2.3x growth
LTV: $127
175K customers
2024
$52M
2.3x growth
LTV: $154
334K customers
2025
$103M
2x growth
LTV: $195
528K customers
2026

Note: future revenue projections cannot be guaranteed


betterhalf | 18
Co-founders
Pawan Gupta
Co-founder & CEO
MIT Sloan, MBA
Rahul Namdev
Co-founder & CTO
MIT CSAIL, Computer Science
Pawan and Rahul met each other at MIT and have been friends for
9 years. While Pawan faced a frustrating experience going through



the partner search process, Rahul's first engagement broke which led them to kickstart Betterhalf

Massachusetts Institute of Technology   Y Combinator

Key leaders



Biru Kumar
Sr. Director of Engineering
LIDO · hansel.io



Shankar Krishnamurthy
Product
SHOPCLUES · TATA HEALTH



Suvidhi Chaudhary
Product
CleverTap



Pragya Parimita
Brand & Social Media
DATE THE RAMP



Ashish Mishra
Head of SEO
Flipkart · WISH



Abhimanyu Thapliyal
Head of Marketplace
Urban Company · upGrad



Priyam Krishnamurti
Wedding products & services
zomato · BOUNCE



Shubham Negi
Lead Designer
remedico

We're a team of 75 people
Product & Engineering : 30 | Marketing & Growth : 9 | Marketplace services : 20 | Customer service : 12 | HR & Finance : 4

Key stakeholders

Advisors



Saurabh Garg
Business
Founder & CBO, NoBroker (Unicorn)



Ankush Pansari
Finance & Marketplace
Senior Director, DealShare (Unicorn)



Honey Mittal
Product
Ex-CPO, FinAccel (Unicorn)



Michal Kosinski
AI and Human Behaviour
Associate Professor, Stanford University



Vedant Dhandhania
AI & Machine Learning
Staff Machine Learning, Tesla

Investors

Y Combinator · CATHEXIS ventures · TRIBE CAPITAL · Nurture Ventures



Kunal Shah
Founder, CRED (Unicorn)


betterhalf | 21
We're raising $6M to achieve $10M Annualised Revenue by July, 2024
What we'll achieve in 18 months
5M MAU - Become the leading matrimony player in India
100,000 customers X $100 ARPU = $10M annualized revenue
Complete Series B financing
Allocation of funds
General & Administrative : $700K
12%
17%
39%
32%
Marketplace : $1M
Product & Engineering : $2.3M
Marketing : $2M
Investors
Y Combinator
TRIBE CAPITAL
FinSight ventures
REBEL FUND
Mike Krieger
Co-founder, Instagram ($100B Valuation)
Arash Ferdowsi
Co-founder, Dropbox ($8B Valuation)
Derek Callow
Ex-CMO, Bumble ($5B Valuation)
Brendan O'Driscoll
Ex-Head of Product, Spotify ($14B Valuation)

Note: future projections cannot be guaranteed. $5.3M of our $6M is already committed.

Downloads

Betterhalf gross revenue INR - October 2021 to November 2022.png

Mobile App MAU.png

Web Monthly Traffic.png

Bangalore city P L January-November 2022 .png

Betterhalf paid user retention.png